BEST AVAILABLE COPY

PHOSPHAGENICS

File Reference no. 82-34939

30 September 2007

RECEIVED
2007 OCT 15 P 4:29

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

07027216

Dear Sirs

SUPPL

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 July 2007 to 30 September 2007.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the December 2007 quarter.

Yours faithfully
Phosphagenics Limited

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 30 09 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

ASX

AUSTRALIAN SECURITIES EXCHANGE

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH)

Announcements released as POH

Date	Price sens.	Headline	Pages	PDF	Edited text*
25/09/2007		Change of Director's Interest Notice - Mr M D Preston	4	PDF	-
24/09/2007	!	POH - Phase 1 Transdermal Oxycodone Clinical Trial Approval	2	PDF	-
17/09/2007	!	POH to conduct Phase 1 Transdermal Oxycodone Clinical Trial	2	PDF	-
12/09/2007	!	POH - Phase 2 TPM/Insulin clinical trial to commence	3	PDF	-
29/08/2007	!	Half Yearly Report and Accounts	26	PDF	-
21/08/2007		Appendix 3B - Exercise of 1,725 Options	8	PDF	-
08/08/2007	!	Phase 1b Transdermal Insulin Clinical Trial Results	7	PDF	-
02/08/2007		Appendix 3B	8	PDF	-
10/07/2007		Phosphagenics lists on International OTCQX Market in the US	3	PDF	-
09/07/2007	!	Nestle Nutrition - clincial program to progress as planned	4	PDF	-
04/07/2007		S & P Corporate Records Programme	3	PDF	-

04 July 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics Information To Be Available Through S&P Corporate Records Program

Attached for release to the market is an announcement advising that Phosphagenics Limited's ("Phosphagenics") (ASX: POH) (AIM: PSG) (OTC/ADR: PPGNY) company information will be made available via Standard & Poor's Corporation Records Listing Program.

As part of the program, a full description of Phosphagenics will be published in the Daily News Section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 38 US states under the Blue Sky Laws.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/S&P 04 07 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

04 July 2007

ASX Announcement

PHOSPHAGENICS

Phosphagenics Information To Be Available Through S&P Corporate Records Listing Program

Phosphagenics Limited (ASX: POH; AIM: PSG; OTC/ADR: PPGNY) ("Phosphagenics") announced today that its company information would be made available via Standard & Poor's Corporation Records Listing Program. As part of the program, a full description of Phosphagenics will be published in the Daily News Section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 38 US states under the Blue Sky Laws.

Standard Corporation Records is available in print, CD-ROM, and via the Web at www.netadvantage.standardandpoors.com as well as through numerous electronic vendors.

The company information about Phosphagenics to be made available through this program includes an in-depth description of Phosphagenics' business operations, share price, dividend history, shares outstanding, company financial position, earnings, and full income statement and balance sheet.

Ends.....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York Mellon (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

The ADR program was launched in March 2006. Participation in Standard & Poor's Records Listing Program will allow brokerage and investment firms to actively promote PPGNY in as many as 38 US states, thereby potentially increasing liquidity. Without coverage such as that provided by this program, under state securities or "blue sky" laws, brokers would only be permitted to respond to calls from investors. The listing is also a part of the process that will qualify PPGNY for participation in the new OTCQX International Prime program, a program which commenced trading in March 2007.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE: MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 7,500 employees, including wholly owned affiliates, located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

Company information distributed through the Corporation Records Program is based upon information that Standard & Poor's considers to be reliable, but neither Standard & Poor's nor its affiliates warrant its completeness or accuracy, and it should not be relied upon as such. This material is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument.

For more information, visit http://www.standardandpoors.com.

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President & CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Standard & Poor's Customer Contact:
Maria Cruz
+1 212 438-3671
maria_cruz@sandp.com

Standard and Poor's Media Relations Contact:
Michael Privitera
+1 212 438-6679
michael_privitera@sandp.com

PHOSPHAGENICS

09 July 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics and Nestlé Nutrition extend option agreement

Phospha E® clinical program to progress as planned

Attached for release to the market is an announcement advising that Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (OTC/ADR: PPGNY) has, by mutual consent, extended the period in which a commercial agreement is to be concluded with Nestlé Nutrition ("Nestlé"). In January 2007, Nestlé exercised its option to negotiate (on an exclusive basis) a commercial agreement with Phosphagenics for the use of its Phospha E® to treat and prevent metabolic syndrome.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/Nestle 09 07 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

PHOSPHAGENICS

09 July 2007

ASX Announcement

Phosphagenics and Nestlé Nutrition extend option agreement

Phospha E® clinical program to progress as planned

Phosphagenics Limited ("Phosphagenics") (ASX: POH; AIM: PSG; OTC/ADR: PPGNY) today announced that it has, by mutual consent, extended the period in which a commercial agreement is to be concluded with Nestlé Nutrition ("Nestlé"). In January 2007, Nestlé exercised its option to negotiate (on an exclusive basis) a commercial agreement with Phosphagenics for the use of its Phospha E® to treat and prevent metabolic syndrome.

Nestlé has received regulatory approval of its acquisition of Novartis Medical Nutrition ("Novartis"), substantially improving Nestlé's position in the fast growing and profitable healthcare nutrition segment. Gradual integration of Novartis activities is planned during the next months. As Phospha E® would be marketed by the extended Nestlé enterprise, the acquisition of Novartis has the potential to increase the value of the arrangement between Nestlé and Phosphagenics. In these circumstances, it was considered by both parties to be premature to conclude their commercial arrangements before consolidation of Novartis activities.

To avoid any delays in the development of Phospha E®, Nestlé and Phosphagenics are continuing their planned clinical program, with the first human trial intended to commence this quarter.

This clinical trial follows on from the successful completion of a series of full dose-response pre-clinical studies of Phospha E®. Nestlé and Phosphagenics are continuing to work together to develop Phospha E® for use as a nutritional product, targeting the prevention and treatment of metabolic syndrome.

Mr Harry Rosen, President and CEO of Phosphagenics said: "We are delighted to be working closely with Nestlé, the world's largest food company, with the aim of bringing Phospha E® to market as quickly as possible."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York Mellon (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About Nestlé Nutrition
Nestlé Nutrition is an autonomous business within the Nestlé group managing and developing the group's speciality nutrition brands. Through science-based nutrition products and services, Nestlé Nutrition helps enhance the quality of people's lives by supporting health and providing care for specific consumer groups with special nutrition needs at every stage of life.

About 16,500 employees in more than 100 countries are part of Nestlé Nutrition. Its product portfolio – covering infant nutrition, healthcare nutrition, performance nutrition and weight management – includes such trusted and well-recognised brands as: NAN, LACTOGEN, NESLAC, CERELAC, NUTREN, PEPTAMEN, POWERBAR, MUSASHI and JENNY CRAIG. More information at: www.nestlenutrition.com.

About the Phosphagenics / Nestlé Pre-Clinical Studies
The final results of the two pre-clinical dose response trials announced to the market on December 14th, 2006, confirmed that when given orally, Phospha E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined.

In these trials, animals treated with varying doses of Phospha E® were shown to have statistically significant reductions in key parameters such as plaque formation, aortic vascular dysfunction, cholesterol, triglycerides and LDL-C (so-called bad cholesterol).

About Metabolic Syndrome
Metabolic syndrome is a multifactorial risk factor for cardiovascular disease and diabetes. The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome and that one in three overweight or obese people in the US have this condition. The condition is being diagnosed with increasing frequency.

About Phospha E®

Phospha E® is a patented derivative of vitamin E that has superior properties compared to its parent molecule. For example, Phospha E® has been shown to be better absorbed than vitamin E, both orally and through the skin, to lower cholesterol and triglycerides, prevent the formation of plaque in heart arteries, as well as having unique anti-inflammatory properties.

Phospha E® has applications across all three nutraceutical market segments, and is currently sold internationally as a dietary supplement by NBTY Inc (under the name of Ester-E™) and is marketed worldwide in the personal care market as Vital ET™ by ISP Corporation.

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

PHOSPHAGENICS

10 July 2007

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Phosphagenics Lists on the International OTCQX Market in the U.S.

Attached for release to the market is an announcement advising that Phosphagenics Limited's (ASX: POH, AIM: PSG, OTCQX: PPGNY) Level 1 American Depository Receipts (ADR) are now trading on the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/OTCQX 10 07 07

10 July 2007

ASX Announcement

PHOSPHAGENICS

Phosphagenics Lists on the International OTCQX Market in the U.S.

Phosphagenics Limited (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced that its Level 1 American Depository Receipts (ADR) are now trading on the International OTCQX, a new premium market tier in the US for international exchange-listed companies, operated by Pink Sheets, LLC.

Launched in March 2007, the International OTCQX provides a gateway to the U.S. securities markets for international companies that are listed on a qualified international exchange and provide ongoing disclosure to U.S. investors.

International OTCQX is designed to distinguish reputable international issuers from the thousands of over-the-counter (OTC) securities traded in the U.S. through a strict focus on companies with solid operating businesses that provide credible disclosure to investors.

"Upgrading to the OTCQX market enhances our U.S. investor visibility and improves our access to the most liquid market in the world," said Harry Rosen, President and CEO of Phosphagenics. "Offering our securities on the OTCQX market significantly enhances our U.S. focus, and complements our recently established U.S. corporate presence and investor relations program, as well as our U.S. business development activities."

Jane Street Markets acts as a market maker for Phosphagenics' ADRs, which are deposited with The Bank of New York Mellon, the Company's Principal American Liaison (PAL).

ENDS....

APPENDIX AND NOTES TO EDITORS

About OTCQX
OTCQX is a new market tier organized by Pink Sheets, LLC, which sets apart a select group of issuers as worthy of consideration by U.S. investors. Qualified issuers use the efficient and robust OTCQX listing process to provide credibility and visibility of disclosure to investors. OTCQX is designed to meet the needs of small to medium sized, publicly-traded U.S. companies and non-U.S. companies listed on qualified international stock exchanges.

For more information visit www.otcqx.com

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). In March 2006, an ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. This has now been upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

RECEIVED

2007 OCT 14 P 1:17

PHOSPHAGENICS

2 August 2007

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

PHOSPHAGENICS LIMITED
EMPLOYEE SHARE OPTION PLAN ("ESOP") - GRANT OF OPTIONS

Enclosed is an Appendix 3B Notice advising of the reconciliation of the ESOP for the June 2007 quarter:

(i) **GRANT**

Employee Share Option Plan ("ESOP")	
June 2012 options (A$0.2637)	**1,400,000**

(ii) **LAPSE**

In addition, the Company advises that 100,000 non-vested August 2011, A$0.3657 ESOP options have lapsed.

Following the above grant and lapse of options the Company's non-quoted securities consists of:

(A)	**ESOP**	August 2010	(21.48 cents)	1,000,000
		May 2011	(23.46 cents)	2,600,000
		August 2011	(36.57 cents)	100,000
		June 2012	(26.37 cents)	1,400,000
TOTAL ESOP OPTIONS				**5,100,000**
(B)	**OTHER**	March 2011	(24.0 cents)	**500,000**

As and when any or all of the above option are exercised the Company will seek approval for the quotation of the new shares as issued pursuant to such exercise of options.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\grant of options 02 08 07

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	OPTIONS ESOP
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(A) 1,400,000 ESOP JUNE 2012 (B) (100,000) ESOP AUGUST 2011 * ESOP OPTIONS LAPSED
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(A) ESOP 6TH JUNE 2012 OPTIONS ISSUE PRICE – NIL EXERCISE PRICE A$0.2367 (B) LAPSED 100,000 ESOP AUGUST 2011 A$0.3657 OPTIONS

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	1 "ESOP" OPTIONS. NO 2 HOWEVER, UPON EXERCISE OF THE OPTION THE SHARES ARISING FROM THE EXERCISE OF OPTIONS WILL RANK EQUALLY WITH EXISTING ORDINARY QUOTED SHARES
5	Issue price or consideration	ISSUE PRICE OF OPTIONS – NIL SEE PART 1(3) FOR EXERCISE PRICE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,400,000 JUNE 2012 OPTIONS UNDER ESOP **LESS** 100,000 AUGUST 2011 OPTIONS UNDER ESOP LAPSED
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	QUARTERLY RECONCILIATION OF THE COMPANY'S ESOP- EFFECTIVE 30 JUNE 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
603,439,181	ORD (POH)
59,646,712	OPTIONS, JUNE 2009 (POHOB)
606,405,188	

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,600,000	ESOP - MAY 2011
500,000	MARCH 2011
1,000,000	ESOP – AUGUST 2010
100,000	ESOP – AUGUST 2011
1,400,000	ESOP – JUNE 2012
5,600,000	TOTAL UNQUOTED OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

ANY SHARES ARISING FROM THE EXERCISE OF THE NEWLY GRANTED OPTIONS WILL RANK EQUALLY WITH EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 AUGUST 2007
(Company Secretary)

Print name: MOURICE R GARBUTT

p\asx\3b grant of options 02 08 07

== == == == ==

+ See chapter 19 for defined terms.

08 August 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re: Positive Phase 1b transdermal insulin clinical trial results

Attached for release to the market is an announcement advising that Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) (ADR/OTC: PPGNY) has successfully completed its Phase 1b transdermal insulin trial. The positive results of this trial demonstrated that its TPM technology delivered insulin into the bloodstream in a non-invasive manner without causing adverse reactions.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/Phase 1b results 08 08 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

08 August 2007

ASX Announcement

PHOSPHAGENICS

Positive Phase 1b transdermal insulin clinical trial results

Key points:

- TPM/Insulin, applied topically, delivered insulin through the skin and into the bloodstream for up to 8 hours
- TPM/Insulin significantly lowered blood glucose, endogenous insulin and C-peptide levels
- TPM/Insulin did not produce any adverse reactions
- Phase 2 trial to commence as soon as possible following ethics approval
- TPM carrier platform has again demonstrated the ability to deliver large molecules (e.g. proteins) through the skin in humans

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced the successful completion of its Phase 1b transdermal insulin trial. The positive results of this trial demonstrated that its TPM technology delivered insulin into the bloodstream in a non-invasive manner without causing adverse reactions.

The Phase 1b clinical trial, conducted at the Royal Adelaide Hospital by CMAX, an independent clinical research organisation, assessed the efficacy and safety of two improved TPM/Insulin formulations in 45 volunteers. Blood glucose, endogenous insulin and C-peptide levels were measured to assess efficacy.

The results for the lead formulation showed the blood endogenous insulin and C-peptide responses over time were highly statistically different ($p < 0.001$) in subjects that received the improved TPM/Insulin formulation when compared to subjects that received the placebo formulation. Similarly, blood glucose concentrations were significantly lower ($p = 0.016$) in subjects treated with the improved TPM/Insulin formulation. The effect of the treatment lasted for up to 8 hours after application of the gel.

Similar responses to TPM/Insulin were achieved in the 2006 Phase 1a trial, but as a consequence of the research to improve the technology, the Phase 1b results showed a more sustained effect and greater statistical significance.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said: "The Phase 1b trial showed that our TPM/Insulin formulation safely penetrated through the human skin and delivered insulin into the blood stream over a sustained period of time, without causing adverse reactions. The improved formulation demonstrated that we have made significant progress in our goal of delivering insulin through the skin in a non-invasive manner."

"We believe that these results are indicative of Phosphagenics' potential to provide the millions of insulin-dependent diabetics with a non-intrusive alternative to multiple needle injections each day," said Dr Ogru.

Phosphagenics intends to continue clinical development of its transdermal insulin. Preparations are underway for a Phase 2 trial to be conducted by CMAX at the Royal Adelaide Hospital under the guidance and supervision of Associate Professor William Hsu of the Joslin Diabetes Centre (Harvard Medical School) and Dr Sepehr Shakib (Director, Department of Clinical Pharmacology Royal Adelaide Hospital).

An application for the commencement of a Phase 2 trial has been submitted for ethics approval. The trial will commence as soon as possible following ethics approval. The Phase 2 study will be a single-blinded, placebo controlled, randomised trial, which will assess the pharmacodynamics and pharmacokinetics of transdermally delivered insulin using TPM technology in diabetic patients. The trial is expected to be completed by the end of the first quarter, 2008.

Phosphagenics is also currently in the process of compiling an Investigational New Drug package that would allow the Company to continue its Phase 2 clinical trial program in the U.S. after the completion of the Australian trials.

ENDS....

APPENDIX AND NOTES TO EDITORS

About TPM/Insulin Phase 1b Trial

Objectives

Conducted by CMAX (a division of IDT, Australia) at the Royal Adelaide Hospital in accordance with ICH Good Clinical Practice standards. The primary objective of this study was to assess the pharmacokinetics and pharmacodynamics of TPM/Insulin formulations. Blood glucose, insulin and C-peptide levels were all assessed as primary endpoint markers.

The secondary endpoints were the safety and tolerability of this unique technology in delivering insulin formulations through the skin.

Study Outline

In a double-blind study, healthy male volunteers aged between 18 and 45 were fasted overnight and then randomly assigned to receive either a formulation of TPM/Insulin or a placebo gel, applied in a single dose directly to the skin.

Two oral glucose tolerance tests (OGTT) were conducted 4 hours apart. The oral glucose tolerance test is designed to assess how well the body utilises glucose after it has been absorbed from the gut into the circulation.

Blood was collected at intervals of between 15 and 30 minutes for up to 24 hours. Plasma samples were analysed for glucose, endogenous insulin and C-peptide levels. Subjects were directly monitored for a total of 48 hours after the initial application.

Key Results

Figure 1- Mean Blood Glucose Concentration vs Time


Blood Glucose Concentration vs Time
OGTT
OGTT
Glucose concentration (mM)
Time (hours)
OGTT = Oral Glucose Tolerance Test

Figure 2 – Mean Blood Endogenous Insulin Concentration vs Time


Blood Insulin (Endogenous) Concentration vs Time
Control
OGTT
OGTT
Endogenous Insulin Concentration (microU/ml)
Time (hours)
OGTT = Oral Glucose Tolerance Test

Figure 3 - Mean Blood C-peptide Concentration vs Time


Blood C-peptide Concentration vs Time
OGTT
OGTT
Time (hours)

Discussion of results

The primary objective of the study, to assess the pharmacodynamic effect of TPM/Insulin, was achieved demonstrating that insulin was delivered through the skin into the bloodstream, and had effect in regulating blood glucose levels. The secondary objective was also achieved by demonstrating the safety of the application of the TPM/Insulin formulations. No adverse reactions were observed.

The blood glucose concentrations in subjects that received the TPM/Insulin gel were significantly less ($p = 0.016$) than the blood glucose concentrations in subjects that received the placebo gel (Figure 1). The smaller concentrations of glucose in treated subjects most likely reflects the presence of the extra insulin that was delivered by the gel, relative to the body's own supply of insulin. The second oral glucose tolerance test also suggests that the effect of the gel treatment was sustained for up to 8 hours.

The blood endogenous insulin response over time to the oral glucose tolerance test was highly significantly different ($p < 0.001$) in subjects that received the TPM/Insulin gel compared to subjects that received the placebo gel (Figure 2). This response indicates that the body released less of its own insulin from the pancreas because of the presence of the additional insulin that was received from the gel.

C-peptide is secreted from the pancreas together with, and in equimolar amounts to, insulin (i.e., an equal number of each molecule). The C-peptide and insulin molecules are protein chains that are split from the molecule proinsulin (an inactive precursor to insulin). This makes C-peptide useful as a reliable marker of insulin production and release by the pancreas. Once insulin is injected into the body to increase its level in the blood, this signals

the pancreas to release less insulin. Therefore, delivery of insulin into the blood is shown by lowered blood C-peptide levels, and the assay of C-peptide was used as further proof of delivery.

The profiles for C-peptide were highly significantly different over time ($p < 0.001$) in subjects that received TPM/Insulin gel when compared to subjects that received the placebo gel (Figure 3). The lower amount of C-peptide strongly suggests that less endogenous insulin was secreted; again as a result of the body needing to release less insulin from the pancreas because the gel delivered its insulin into the circulation.

Summary

The outcomes of the trial show that the glucose, endogenous insulin and C-peptide responses by the body to the oral glucose tolerance test are significantly reduced by the transdermal delivery of insulin in the TPM/Insulin formulation. The clear implication from these results is that the exogenous insulin in the gel was delivered through the skin, absorbed in sufficient quantity to stimulate the uptake of ingested glucose into target organs, such as muscle and liver, and as a consequence, the production of endogenous insulin, in response to high glucose, was reduced. The blood concentrations of C-peptide, a substance secreted by the pancreas simultaneously with insulin, were also lower in the subjects that received the transdermal gel, indicating a decreased need for the body to release its own insulin in these subjects.

About Diabetes

Diabetes is an illness that occurs when the body does not produce or properly use the hormone insulin.

Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb and utilise glucose (a form of sugar) as the body's energy source.

When individuals have diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

According to the International Diabetes Federation (IDF), in 2007, the world is estimated to spend at least US$ 232 billion to treat and prevent diabetes and its complications. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world pharmaceutical market for diabetes is estimated to be worth more than $US18 billion per annum and growing. it's forecasted that today's 194 million diabetics will increase to 380 million by 2025.

About Phosphagenics' Transdermal Carrier Technology

Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation,

and has the ability to provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

21 August 2007

PHOSPHAGENICS

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir

Phosphagenics Limited - Exercise of Options - 9 June 2009

Following the receipt of an application to exercise options, the Board of Directors has allotted, in aggregate, and with effect from 21 August 2007, 1,725 new ordinary fully paid shares upon the exercise of 1,725 June 2009 options.

This allotment has increased the issued share capital to 603,440,906 shares (POH) and decreased the June 2009 options (POHOB) to 59,630,854 options.

In summary the issued securities of the Company now comprise:

	ASX CODE	
QUOTED		
Ordinary Shares	POH	603,440,906
June 2009 (20 cents)	POHOB	59,630,948
TOTAL ISSUED AND QUOTED SECURITIES		663,071,854

Enclosed is an Appendix 3B Notice covering the issue of new shares and applying for the quotation of the shares under ASX Code : POH.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\exercise of options 21 08 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: +61 3 9605 5900 Facsimile: +61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,725
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE OF JUNE 2009 OPTIONS AT 20 CENTS EACH INTO ORDINARY FULLY PAID SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	EXERCISE PRICE OF 20 CENTS A SHARE
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PURSUANT TO THE EXERCISE OF JUNE 2009 OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 AUGUST 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
603,440,906	ORDINARY SHARES (POH)
59,630,948	JUNE 2009 OPTIONS (POHOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,000,000	OPTIONS – POHAI
500,000	OPTIONS – POHAK
2,600,000	OPTIONS – POHAM
100,000	OPTIONS – POH AO
1,400,000	OPTIONS – POHAQ

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

21 AUGUST 2007

Sign here: .... Date: ....
(Company Secretary)

MOURICE GARBUTT

Print name: ....

p\asx\3b exercise of options 21 08 07

RECEIVED
2007 OCT 14 P 4:17
CORPORATE

PHOSPHAGENICS

29 August 2007

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sirs

re : PHOSPHAGENICS LIMITED

HALF-YEARLY REPORT : APPENDIX 4D

Enclosed for release to the market is the Company's Appendix 4D Report for the half-year ended 30 June 2007 inclusive of the signed Financial Report of the Company for that period.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\half-yearly report 30 06 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited

(ABN 32 056 482 403)

Appendix 4D

Half Year Report for the period ended on 30 June 2007

Table of Contents

Section 2: HIGHLIGHTS OF RESULTS, DIVIDENDS & ANALYSTS INFORMATION

The following comment is to be read in conjunction with the summarised results report:

The results for the half-year period ended 30 June 2007 reflect:

As is noted in the accompanying Directors' Report for the half-year period ended 30 June 2007 the accelerated R & D programme enabled the Company to announce the following important results:

- *started a multi phase morphine and insulin study, continuing from Phase 1 study completed last year*
- *concluded a Collaboration Agreement with Nestle for development of Phospha E for food and beverage markets*
- *Established OTC/QX listing in the USA – Code PPGNY*
- *extended the Company's drug delivery technologies to other routes of administration e.g. oral, intravenous*

As a result of the above, the Company has increased expenditures on the scientific and capital expenditures and recorded for the 6 months ended 30 June 2007,an after tax loss of $3.474 million (2006: $3.118 million). The increase in the loss incurred for the period being due principally to the additional R &D of $2.817 m (2006:$2.4.15m).

In order to ensure that the Company had and has the ability to fund the programme it raised equity capital of $6.935m during the period and as at 30 June 2007 funds in hand totalled $16.302m (2006: $8.971m); refer to the Cash Flow Statement. As at 30 June 2007 Shareholders Equity totalled $139.047m (2006: $129.160m); refer Statement of Changes in Equity.

In addition, the Company has continued the construction of production plant facilities in Melbourne which will permit a substantial increase in the Company's ability to produce tocopheryl phosphates.

Since the end of the June half-year period the Company has continued its accelerated R & D programme and, as announced on 8 August 2007, has in its Phase 1b clinical (human) trial in delivering insulin through the skin thereby demonstrating the **enhanced** *ability of the Company's patented transdermal delivery product, TPM-02, to deliver large molecules through the skin. Full details of the results announced on 8 August 2006 can be viewed on* the Company's website at: **www.phosphagenics.com**

In July the Company announced the upgrade of its American Depository Receipts –Level 1 Facility in the USA for 'over-the-counter' trading in the Company's securities through a listing on the OTCQX as operated by Pink Sheets,LLC

Appendix 4D

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

Half Year Report
Period Ended 30 June 2007

(Previous Corresponding Period: Half year ended 30 June 2006)

Results for announcement to the market

$A'000

		6 months 30 June 2007	6 months 30 June 2006
Revenues from ordinary activities	(Up 20%)	2,000	1,667
(Loss) from ordinary activities after tax attributable to members	(Up 11%)	(3,474)	(3,118)
Net (Loss) for the period attributable to members	(Up 11%)	(3,474)	(3,118)

Dividends (distributions)	Amount per security	Franked amount per security
6 months ended 30 June 2007 N/A	-	N/A ¢
6 months ended 30 June 2006 N/A	-	N/A ¢
Record date for determining entitlements to the dividend	N/A	

Brief explanation necessary to enable the figures above to be understood:

For the 6 months ended 30 June 2007 the Company returned an after tax loss of A$3,474,460 (2006: A$3,118,421).

During the period, the Company continued and accelerated its commercial development programme with the following results:

- started a multi phase morphine and insulin study, continuing from Phase 1 study completed last year
- concluded a Collaboration Agreement with Nestle for development of Phospha E for food and beverage markets
- Established OTC/QX listing in the USA – Code PPGNY
- extended the Company's drug delivery technologies to other routes of administration e.g. oral, intravenous

In order to ensure that the Company had and has the ability to fund the commercial development programme it raised equity capital of A$6-935m during the period and as at 30 June 2007 funds in hand totalled A$16.302m (2006: A$8.971m); refer to the Cash Flow Statement. As at 30 June 2007 Shareholders Equity totalled A$139.047m (2006: A$135.474m); refer Statement of Changes in Equity.

To examine in detail the information referred to above please visit the Company's recently upgraded website at: www.phosphagenics.com or contact the Company by telephone +613 9606 5900 or by facsimile +613 9605 5999

Net Tangible Assets Per Security

Net tangible assets per security (with the comparative figure for the previous corresponding period):

	30 June 2007	30 June 2006
Net tangible assets per security	3.19 Cents	1.82 Cents

Section 3: STATUTORY SECTION 320 ACCOUNTS

The Financial Report for the half-year period ended 30 June 2007, as attached, is inclusive of:


Phosphagenics Limited
ABN 32 056 482 403

Financial Report

for the half year ended 30 June 2007

Contents

Directors' Report

The Directors of Phosphagenics Limited submit their report for the half-year ended 30 June 2007.

Directors

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the period:

Currently in Office :

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 49 YEARS) BVSC (HONS) MVPM NON EXECUTIVE INDEPENDENT DIRECTOR SINCE JULY 1999 AND CHAIRMAN SINCE OCTOBER 2000
LAST RE-ELECTED MAY 2007

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. Professor Vizard has been a board member of a number of statutory, scientific and commercial organizations.

He is currently a non-executive Director of Ridley Corporation Ltd, Animal Health Australia Ltd and the Zoological Parks and Gardens Board of Victoria. He is also a trustee of The Australian Wool Trust.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee and is the Company's representative on the Board of Directors of the Vital Health Sciences Pty Ltd group.

HARRY ROSEN (AGED 60 YEARS) B.A (PSYCHOLOGY)., LLS.B.
EXECUTIVE DIRECTOR APPOINTED TO THE BOARD IN JUNE 1999
APPOINTED MANAGING DIRECTOR DECEMBER 2005
LAST RE-ELECTED MAY 2004

Mr Rosen is Managing Director of Phosphagenics Limited and is a non-practicing lawyer. He is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the USA in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (B.A.-Psychology) in 1970 and Melbourne University (LLB) in 1973.

Directors' Report continued

JONATHAN LANCELOT ADDISON (AGED 54 YEARS) B.EC (TAS), ASIC, CFTP (SNR)
NON EXECUTIVE DIRECTOR SINCE NOVEMBER 2002
LAST RE-ELECTED MAY 2005

Mr Addison has over 27 years in the investment management industry, including wide experience in superannuation. Currently he is the Fund Manager of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the overall management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited being 4.36 per cent of the Company's issued voting share capital.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

Mr Addison also holds non-executive directorships with Austcorp Capital Funds Management Limited, African Enterprise Limited, African Enterprises New Zealand Limited, Hawksbridge Limited and Global Masters Fund Limited.

PROFESSOR JOHN MILLS (AGED 67 YEARS) BS, MD, FACP, FRACP
NON-EXECUTIVE INDEPENDENT DIRECTOR SINCE MARCH 2004
LAST RE-ELECTED MAY 2007

Professor Mills has a long and distinguished career in medical research, clinical medicine and biomedical business. In addition to his position as a non-executive director of Phosphagenics, he is Managing Director of Narhex LifeSciences (ASX: NLS) and Executive Chairman of Narhex's wholly-owned Swedish subsidiary, Cavidi AB. He is also a non-executive director of GBS Venture Partners Pty Ltd, and TissuPath Pty Ltd, and has previously been a non-executive director and Chairman of Amrad Corporation. He holds professorial appointments at Monash University and RMIT, and is a consulting physician at the Alfred and Austin hospitals in Melbourne.

Professor Mills has published over 200 scientific articles and has served as a consultant to industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee and is also a member of Phosphagenics Limited's Scientific Advisory Board.

DR ESRA OGRU (AGED 31 YEARS) BSC (HONS) PHD
EXECUTIVE DIRECTOR RESEARCH & DEVELOPMENT SINCE OCTOBER 2005
LAST RE-ELECTED MAY 2006

Dr Ogru is responsible for the co-ordination and management of pre-clinical and clinical research for Phosphagenics.

After receiving her PhD in Biochemistry from Monash University, she conducted postdoctoral research at Monash University, Department of Biochemistry and Molecular Biology, where she was a member of the Obesity and Diabetes research group involved in the pre-clinical and clinical development of anti-obesity peptides.

Dr Ogru is experienced in many aspects of academic and commercial research and has publications in peer-reviewed journals.

Directors' Report continued

MICHAEL DAVID PRESTON (AGED 61 YEARS) M.A., F.C.A.
NON-EXECUTIVE DIRECTOR SINCE NOVEMBER 2004
LAST RE-ELECTED MAY 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in USA. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group PLC, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group PLC, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and USA. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

Principal Activities
The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

Results
For the 6 months ended 30 June 2007, the Company returned an after tax loss of $3,474,460 (2006: $3,118,421). The principal activity of Phosphagenics and its controlled entities for the half year period has been the continued development of the Company's intellectual property on which $2.817m (2006: $2.481m) was expended. For further details of the Company's accelerated commercial development programme refer to "Review and Results of Operations".

In order to ensure that the Company had and has the ability to funds the research programme it raised equity capital of $6.935m during the period and as at 30 June 2007 funds in hand totalled $16.302m (2006: $8.971m); refer to the Cash Flow Statement. As at 30 June 2007 Shareholders Equity totalled $139.047m (2006: $129.160m); refer Statement of Changes in Equity.

Dividends
The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the period to 30 June 2007.

Review and results of operations
During the period, the Company continued with and accelerated its research programme with the following important results:

- Started a multi phase transdermal morphine and insulin study, continuing from the Phase 1 study completed last year

- Concluded a Collaboration Agreement with Nestle for development of Phospha E for food and beverage markets

- Extended the Company's delivery technologies to other routes of administration e.g. oral, intravenous

- Extended the Company's delivery technologies to routes of administration other than transdermal, e.g. oral

- Established OTC/QX listing in the USA – Code PPGNY

SIGNIFICANT CHANGES IN STATE OF AFFAIRS
During the period to 30 June 2007 there was no significant change in the state of affairs of the consolidated entity other than that referred to in the half-year report or notes thereto.

Directors' Report continued

SIGNIFICANT EVENTS AFTER BALANCE DATE

There has not been any matter or circumstance, other than that referred to in the half-year report and notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly this information has not been disclosed in this report.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless stated otherwise) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

REGISTERED OFFICE

Level 2, 90 William Street, Melbourne, Victoria 3000

Signed in accordance with a resolution of the Board of Directors:



Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Dated this 29th day of August 2007

ERNST & YOUNG
Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia
GPO Box 67
Melbourne VIC 3001
Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our review of the financial report of Phosphagenics Limited for the half-year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Don Brumley
Partner
29th August 2007

Income Statement

For the half-year ended 30 June 2007

	Notes	Consolidated 2007 $'000	2006 $'000
Revenue			
Sale of Goods	3a	92	202
Income from Government Grants	3a	335	444
Royalties	3a	860	338
Total Revenue		1,287	984
Cost of Sales		(3)	(116)
Gross Profit		1,284	868
Finance Revenue	3a	550	316
Rental Revenue	3a	43	41
Other income	3a	120	326
Employee and Directors benefits expenses	3b	(839)	(754)
Occupancy and communications expenses		(266)	(232)
Consulting and professional expenses		(734)	(649)
Administration expenses		(264)	(167)
Research expenses		(2,817)	(2,481)
Other expenses	3c	(551)	(386)
Loss before income tax		(3,474)	(3,118)
Income tax (expense)/credit	4	-	-
Loss attributable to members of the parent entity		(3,474)	(3,118)
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the parent			
- basic earnings per share		(0.58 cents)	(0.57 cents)
- diluted earnings per share		(0.58 cents)	(0.57 cents)

Balance Sheet

For the half-year ended 30 June 2007

	Notes	Consolidated As at 30 June 2007 $'000	Consolidated As at 31 December 2006 $'000
ASSETS			
Current Assets			
Cash and cash equivalents	6	16,302	14,425
Trade and other receivables		3,154	1,498
Inventories		55	53
Prepayments		41	50
Total Current Assets		19,552	16,026
Non-current Assets			
Intangible Assets		122,454	122,184
Goodwill		34,261	34,261
Property, plant and equipment		1,508	1,023
Total Non-current Assets		158,223	157,468
TOTAL ASSETS		177,775	173,494
LIABILITIES			
Current Liabilities			
Trade and other payables		1,508	1,081
Provisions		302	21
Total Current Liabilities		1,810	1,102
Non-Current Liabilities			
Deferred tax liabilities		36,918	36,918
Total Non-current Liabilities		36,918	36,918
TOTAL LIABILITIES		38,728	38,020
NET ASSETS		139,047	135,474
EQUITY			
Contributed Equity	11	161,543	154,608
Retained earnings		(50,672)	(47,154)
Reserves		28,176	28,020
Total Equity		139,047	135,474

Cash Flow Statement

For the half-year ended 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
Cash flows from operating activities			
Receipts from customers and related parties		499	625
Receipts of Government grants		42	-
Payments to suppliers and employees		(6,058)	(4,864)
Net cash flows from used in operating activities		(5,517)	(4,239)
Cash flows from investing activities			
Interest received		567	316
Purchase of property, plant and equipment		(108)	(295)
Net cash flows from investing activities		459	21
Cash flows from financing activities			
Proceeds from share issues		6,935	-
Net cash flows from financing activities		6,935	-
Net increase (decrease) in cash and cash equivalents		1,877	(4,218)
Cash and cash equivalents at beginning of the period		14,425	13,189
Cash and cash equivalents at end of the period	6	16,302	8,971

Statement of Changes in Equity

For the half-year ended 30 June 2007

	Consolidated				
	Ordinary Shares $'000	Employee Benefits Reserve $'000	Revaluation Reserve $'000	Retained earnings $'000	Total $'000
Balance at 1 January 2007	154,608	208	27,812	(47,154)	135,474
Loss for the period *	-	-	-	(3,474)	(3,474)
Employee equity settled benefits	-	156	-	-	156
Issue of shares	6,935	-	-	-	6,935
Balance at 30 June 2007	**161,543**	**364**	**27,812**	**(50,672)**	**139,047**
Balance at 1 January 2006	145,306	47	27,812	(41,028)	132,137
Loss for the period *	-	-	-	(3,118)	(3,118)
Employee equity settled benefits	-	141	-	-	141
Balance at 30 June 2006	**145,306**	**188**	**27,812**	**(44,146)**	**129,160**

* Balances represent the total recognised income and expense for the period.

Condensed Notes to the Financial Statements

For the half-year ended 30 June 2007

BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

This general purpose condensed financial report for the half year ended 30 June 2007 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act , 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 31 December 2006 and be considered together with any public announcements made by Phosphagenics Limited during the half-year ended 30 June 2007 in accordance with the continuous disclosure obligations of the ASX Listing rules.

Changes in Accounting Policy

Since 1 January 2007 The Group has adopted the following Standards and Interpretations mandatory for annual Periods beginning on or after 1 January 2007. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- AASB 7 Financial Instuments: Disclosures
- AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132,101,114,117,133,139,1,4,1023 and 1038)
- Interpretation 8 Scope of AASB 2 Share-based payments
- Interpretation 9 Reassessment of Embedded Derivatives
- Interpretation 10 Interim Financial Reporting

2. SEGMENT REPORTING

The Group comprises the following business segments:

- Nutraceuticals – licensing of dietary supplements, production and sale of products for the personal care industry.
- Pharmaceuticals – licensing of pharmaceuticals and transdermal technologies.

Business Segments

The following table presents revenue and profit information regarding business segments for the half-year periods ended 30 June 2007 and 30 June 2006.

	Continuing Operations			*Total Operations*
	Nutraceuticals	Pharmaceuticals	Unallocated	Total
Half-year ended 30 June 2007				
Segment revenue	1,069	335	596	2,000
Segment result	970	(2,682)	(1,762)	(3,474)
Half-year ended 30 June 2006				
Segment revenue	660	647	360	1,667
Segment result	243	(1,981)	(1,380)	(3,118)

3. REVENUES AND EXPENSES

	Consolidated	
	2007 $'000	2006 $'000
a) Revenue & Income		
Sales revenue	92	202
Income from Commercial Ready grant	335	444
Royalties	860	338
	1,287	984
Interest revenue	550	316
Total finance revenue	550	316
Rental Revenue	43	41
Other income	120	326
Total revenue and income	2,000	1,667
b) Salaries and employee benefits expense		
Salaries and wages	(589)	(660)
Superannuation	(94)	(59)
Employee equity settled benefits	(156)	(141)
Total salaries and employee benefits expense	(839)	(860)
c) Other expenses		
Other operating expenses	(551)	(298)
Total other expenses	(551)	(298)

d) Seasonality of Operations

Phosphagenics Limited operations are not affected by seasonality

INCOME TAX

The major components of income tax expense for the half-year ended 30 June 2007 and 30 June 2006 are:

	Consolidated	
	2007 $'000	2006 $'000
Consolidated Income Statement		
Current income tax		
Current income tax credit/(expense)	-	-
Adjustments in respect of current income tax of previous years	-	-
Deferred income tax		
Relating to origination and reversal of temporary differences	-	-
Income tax reported in the consolidated income statement	-	-

DIVIDENDS PAID AND PROPOSED

There were no dividends declared or paid during the half year ended 30 June 2007. (2006: NIL)

CASH AND CASH EQUIVALENTS

	Consolidated	
	30 June 2007 $'000	31 December 2006 $'000
For the purposes of the half-year condensed cash flow statement, cash and cash equivalents are comprised of the following:		
Cash at bank and in hand	4,802	425
Short-term deposits	11,500	14,000
	16,302	14,425
		-
	16,302	14,425

SHARE BASED PAYMENTS

During the six months ended 30 June 2007, 900,000 share options were granted under the Employee Share Option Plan. The following table lists the inputs to the model used for the half-year ended 30 June 2007 and 2006: 2,600,000.

	30 June2007	30 June 2006
Dividend yield (%)	-	-
Expected volatility (%)	43.0	49.0
Risk-free interest rate (%)	6.08	5.67
Early exercise multiple / expected life	5.0	5.0
Contractual life (years)	5.0	5.0

INVENTORIES

There were no inventory write-downs recognised as an expense during the half-year ended 30 June 2007 (2006: NIL).

PROPERTY, PLANT & EQUIPMENT

Acquisitions and disposals

During the half-year ended 30 June 2007, the Group acquired assets with a cost of $568,063 (2006: $273,953). The Company continued construction of plant at Clayton to enable the commercial production of the Company's products..

COMMITMENTS AND CONTINGENCIES

Lease Commitments

At 30 June 2007 the Group has commitments of $221,539 (2006: $475,789) relating to non-cancellable operating leases over the office and production facilities, which expire in 2008.

CONTRIBUTED EQUITY

	Consolidated	
	30 June 2007 $'000	31 December 2006 $'000
Issued and paid up capital		
Ordinary shares fully paid (i)	161,543	154,608

(i) Ordinary shares
Fully paid ordinary shares carry one vote per share and carry the right to receive dividends

Movement in ordinary shares on issue	No. '000	$'000
At 1 Jan 2007	580,105	154,608
Issue of shares cash	23,334	6,935
At 30 June 2007	603,439	161,543
At 1 Jan 2006	546,758	145,306
Issue of shares cash	33,333	10,000
Exercise of options	14	2
Transaction costs on share issue	-	(700)
At 31 Dec 2006	580,105	154,608

(i) Share options
There were no options exercised during the period.

EVENTS AFTER THE BALANCE SHEET DATE

No events occurred between the balance sheet date and the date when these financial statements were authorised for issue.

Directors' Declaration

In accordance with a resolution of the directors of Phosphagenics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

  (ii) complying with Accounting Standards AASB 134: Interim Financial Reporting and Corporations Regulations 2001: and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Associate Professor
Andrew Lancelot Vizard
Chairman and Independent Director

Melbourne, 29 August 2007

Ernst & Young
Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia
GPO Box 67
Melbourne VIC 3001
Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Phosphagenics Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Phosphagenics Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of Phosphagenics Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Phosphagenics Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Don Brumley
Partner
Melbourne
29th August 2007

Phosphagenics Limited
Appendix 4D, Half-Yearly Report for the period ended 30 June 2007

Section 4: AUDIT ALERT

As at 30 June 2007 and as the date of this Report there are no matters of dispute or qualification or likely dispute or qualification.

12 September 2007

PHOSPHAGENICS

Company Announcement

Phosphagenics to commence Phase 2 TPM/Insulin clinical trial

Phosphagenics Limited (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced that it has received approval to commence a Phase 2 clinical trial of its proprietary transdermal insulin, TPM/Insulin.

The Phase 2 trial, to commence this month, will be single-blinded, placebo controlled, three way cross-over and randomised in up to 60 patients, with the endpoint of assessing the efficacy of TPM/Insulin in patients with type 1 and type 2 diabetes.

The trial, which will be conducted by CMAX at The Royal Adelaide Hospital under the guidance and supervision of Dr Sepehr Shakib, Director, Department of Clinical Pharmacology, Royal Adelaide Hospital and Associate Professor William Hsu of the Joslin Diabetes Centre, Harvard Medical School, is expected to be completed in the first half of 2008.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said: "We are excited to reach this milestone and advance our technology for the transdermal delivery of insulin to Phase 2 trials.

"Our Phase 1b trial, conducted by CMAX at the Royal Adelaide Hospital, showed that our TPM/Insulin formulation safely penetrated through human skin and delivered insulin into the blood stream over a sustained period of time without adverse reactions.

"Phosphagenics' aim is to provide a safe and effective transdermal insulin to treat diabetes," she said.

ENDS....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics' Transdermal Carrier Technology
Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

About Diabetes
Diabetes is an illness that occurs when the body does not produce or properly use the hormone insulin.

Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb and utilise glucose (a form of sugar) as the body's energy source.

When individuals have diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed $US153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world pharmaceutical market for diabetes is estimated to be worth more than $US18 billion per annum and growing.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for International exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie/ Mr. Evan Smith, CFA
Financial Dynamics
+1 212 850 5600

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

17 September 2007

Company Announcement

PHOSPHAGENICS

Phosphagenics to Conduct a Phase 1 Transdermal Oxycodone Clinical Trial

Phosphagenics Limited (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced that, following successful preclinical studies, it plans to undertake a Phase 1 transdermal oxycodone clinical trial aimed at providing chronic pain sufferers with a sustained-release pain management product.

Phosphagenics has submitted all necessary documents for approval of the trial, which is to be conducted at CMAX – an independent clinical research organisation located at the Royal Adelaide Hospital. The trial, which will be in up to 30 healthy volunteers, will evaluate the tolerability and safety of the novel transdermal oxycodone. The trial will begin once approval has been received, which is expected within the next six weeks.

The Company is working towards becoming the first to provide chronic pain sufferers with a patch that will provide sustained-release of oxycodone into the bloodstream. Previous clinical trials have demonstrated that Phosphagenics' patented technologies can effectively deliver opiates through the skin without causing any disruption or irritation.

Harry Rosen, Phosphagenics' President and CEO, said: "We have prioritised oxycodone over morphine in our pain management pipeline as we are in commercial discussions with several companies.

"These companies' commercial interests are focused on the licence of a transdermal pain product containing oxycodone."

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said: "Our objective is to address a large unmet need by using our technology to deliver oxycodone in a sustained-release formulation to treat pain beyond a 24 hour period."

Oxycodone, currently administered in tablet or intravenous form, in an eight to 12 hour formulation, is more potent than morphine with fewer adverse effects and its worldwide sales exceed $US 1 billion annually.

ENDS....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Dr Esra Ogru
Phosphagenics Limited
Executive VP of Research and Development
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5683

24 September 2007

PHOSPHAGENICS

Company Announcement

Phase 1 transdermal oxycodone clinical trial approved

Phosphagenics Limited (ASX: POH, AIM: PSG, OTCQX: PPGNY) advises that it has received approval to commence its Phase 1 clinical trial aimed at delivering the pain relief drug, oxycodone, through the skin.

The Company is aiming to become the first to offer chronic pain sufferers a patch that provides sustained-release oxycodone into the bloodstream.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said that developing its pain relief pipeline will build on the success of previous transdermal clinical trials and provide a platform for the development of many other products.

"With this trial, we will be using our transdermal technology to deliver oxycodone in a sustained-release formulation with the aim of treating chronic pain. Currently oxycodone is not available in a transdermal route of administration," Dr Ogru said.

"Oxycodone, with worldwide annual sales of more than $US 1 billion, is more potent than morphine with fewer adverse effects."

As previously advised, the trial, to be conducted by CMAX – an independent clinical research organisation located at the Royal Adelaide Hospital – will be a single centre, single blinded, pharmacokinetic trial in up to 32 healthy volunteers and it will evaluate the tolerability and safety of the Phosphagenics' novel transdermal oxycodone. This trial is scheduled to begin next month.

ENDS.....

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR - Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Mr Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9605 5900

Ms Mary Bennett
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

US Investor and Media Contacts:
Mr Brian Ritchie
Financial Dynamics
+1 212 850 5600

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

25 September 2007

PHOSPHAGENICS

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Mr M D Preston

Attached for release to the market is an Appendix 3Y Notice advising of variations in the entitlement to the Company's ordinary fully paid shares of Mr M D Preston.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\3y mdp25 09 07

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PRESTON, Michael David
Date of last notice	5 JULY 2005 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Refer Annexure "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Refer Annexure "A"
Date of change	Refer Annexure "A"
No. of securities held prior to change	Refer Annexure "A"
Class	Refer Annexure "A"
Number acquired	Nil - Refer Annexure "A"
Number disposed	Nil - Refer Annexure "A"
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil - Refer Annexure "A"
No. of securities held after change	Refer Annexure "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Refer Annexure "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NONE
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change **Note: Details are only required for a contract in relation to which the interest has changed**	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

**Annexure "A"
to Appendix 3Y
25 September 2007**

This is the Annexure "A" of one page referred to in the Appendix 3Y Notice (Change of director's interest) for Michael David PRESTON dated 25/09/07

Entitlement and Registered Holder	Previous Appendix 3Y 05/07/05	**Present Appendix 3Y 25/09/07**
Michael David PRESTON		
entitlement held by:		
• Self	1,581,773	**1,476,773**
• Michael & Sherri PRESTON	790,886	**790,886**
Total Entitlement	2,372,659	**2,267,659**
Total issued Shares	499,883,476	**603,440,906**
Percentage Entitlement	0.474%	**0.375%**

Movements:

1	**Michael PRESTON**	
	Balance, per Appendix 3Y, 05/07/05	**1,581,773**
	LESS On-market sales in normal course of trading:	
	19/09/07 at 26.5 cents	-25,000
	20/09/07 at 25.0 cents	-25,000
	21/09/07 at 25.0 cents	-25,000
	24/09/07 at 24.5 cents	-30,000
	Total Disposals	**-105,000**
	Balance, per Appendix 3Y, 25/09/07	**1,476,773**
2	**Michael & Sherri PRESTON**	
	Balance, per Appendix 3Y, 05/07/05	**790,886**
	NO CHANGE	-
	Balance, per Appendix 3Y, 25/09/057	**790,886**

COMMENTS:

1. Mr Preston has a legal and beneficial entitlement to the 1,476,773 shares in the capital of Phosphagenics Limited and as registered in his name in the Register of Members.

2. Mr Preston has an entitlement to the 790,886 shares in the capital of Phosphagenics Limited as registered jointly with his spouse, Mrs S Preston, in the Register of Members.

p\asx\3y MDP 25 09 07

+ See chapter 19 for defined terms.

END